FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	General Shareholders Meeting 2004 Presentation

2

General Shareholders Meeting 2004

Alfonso Cortina

Chairman & CEO

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Internationalization

Operating Income

[CHART]

Economic Environment
2003

First half of the year

•                       Uncertainties in the Middle East

•                       Lack of investor confidence

Second half of the year

•                       Tighter fiscal and monetary policies

•                       Greater geo-political stability

Economic Environment 2003

Euro vs. US  Dollar

1

0.9

0.8

Jan-03      Mar-03      May-03      Jul-03      Sep-03      Nov-03

Source: ECOWIN AB

Economic Environment 2003

US  DollarVs Peso

0.38

0.33

0.28

Jan-03      Mar-03      May-03      Jul-03      Sep-03      Nov-03

Source: ECOWIN AB

Economic Environment 2003

Oil Market

Demand     Offer

+ 1.6     + 2.8

77.0     78.6     76.6     79.4

2002      2003      2002      2003     MBOE

Source: AIE

Economic Environment 2003

Private oil stocks in US.

2002

2003

325 300 275

January      March      May      July      September      November     MBBL

Source: EIA

Economic                                   Environment                              2003

                                                                                                Performanceof                              Brent oil price

                                                                                                $/BBL                                       VS €/BBL

+ 15.2%

                                                                                                - 3.7%

                                                28.83                                       26.50

                                                25.02                                       25.52

                                                2002                                        2003                                        2002                                        2003

Economic Environment 2003

Performance of Refining

margins$/BBL  VS  €/BBL

+ 105.8%     + 70.9%

3.19     2.82 1.55     1.65

2002      2003      2002      2003

Economic Environment 2003

Economicrecoveryof International GDP

2.4%

0.7%

0.4%

Spain     E.U.     Euro Zone

Economic Environment 2003

Pricestability in Spain

%

5.0

CPI Yr-On-Yr

2.5

0

Dec-02 Feb-03 Apr-03      Jun-03 Ago-03 Oct-03 Dec-03 Feb-04

Source: INE

Economic Environment 2003

Economic Recovery

(GDP Yr-On-Yr)

8.7%

2002      Argentina     2003

-10.8%

Source: INDEC

Economic Environment 2003

Economicstability in Argentina

%

40

(CPI Yr-On-Yr)

20

0

Jan-03      Mar-03      May-03      Jul-03      Sep-03      Nov-03      Jan-04

Source: INDEC

Economic Environment 2003

Agreements between Argentina and IMF

Stock Market Performance 2003

New York Stock Market

150     Repsol YPF

49.5%

130     Oil Companies

25.8%

100

Jan-03      Mar-03      May-03      Jul-03      Sep-03      Nov-03

Oil Companies  considered:Total Fina, BP Amoco, Royal Dutch, Eni,  Exxon Mobil, Chevron Texaco, Conoco Phillips

Stock Market Performance 2003

Madrid Stock Market

110%     Repsol YPF

7.57%

105%

IBEX

3.45%

100%

Jan-04      Feb-04      Mar-04

The Company in 2003

Meeting Objetives

Oil and Gas ProductionGrowth

Target     Delivery

Oil and Gas Production

+ 19%

957.5     1,138.6

4Q 2002     4 Q2003     KBOE/D

Meeting Objetives

To reduce debt

Target     Delivery

Net Debt

Improve Financial     -2,425 Strength     7,472         5,047

Dec 2002     Dec 2003     M€

Meeting Objetives

To increase sales

Target      Delivery      Delivery

Oil product sales     Petrochemical sales

+ 7%     + 13.6%

4,007 50,091     53,577     3,526

2002      2003     2002      2003     Kt

Meeting Objetives

Geographical Diversification

Target      Delivery

Oil and Gas Production

28%     33%

Geographical Diversification

72%     67%

2002      2003

Argentina     Rest of world

Meeting Objetives

Annual Results

  Net income 2,020 million euros

  Net cash flow 4,477 million euros

Strategic Plan 2003 - 2007

Strategic Plan 2003 - 2007

Operating Excellence

Financial Strength

Profitable Growth

Diversification

VALUE CREATION

Operating Excellence

Cost Savings

Recurring cost/year

Additional Savings (2004-2007)

2003     118

900 670

2001     2003      2007E     M€

Operating Excellence

Cost Efficiency

Industry Average 2000-2002 PFC RY: 2003-2007 Average (E)

3.8

2.2

1.7     1.5

Finding Costs     Lifting Costs     US$BOE

Estimates baseduponSFAS 69     Source: PFC

Operating Excellence

Cost Efficiency

Lifting Cost

-33.0%

2.57

1.72 1.48

2001     2002     2003     US$BOE

Operating Excellence

Improvement in Refining Margins

0.9

Improvement

0.6

2003 - 2007

0.3     Improvement 2001 - 2002

Conversion     Overall     US$/BBL

Improving efficiencyand reducing costs

Improvementof Margins

Financial Strength

Net DebtRatio

42.9%     Net debt/Capitalization

29.2%

21.9%

StrategicPlan     25% Target     16,555 15%

7,472     5,047

Dec 01     Dec 02     Dec 03     M€

Net Debt     Net Debt Ratio

Financial Strength

Spreads

Basic Points

250

COMPANIES BBB

166.6

83.3     COMPANIES A     REPSOL YPF

Jan-03      Mar-03      May-03      Jul-03      Sep-03      Nov-03      Jan-04

Source: IBOXX

Financial Strength

Profitable Growth

Production Growth

%

Repsol YPF (2002-2007) More than 5%

6

1st

Quartile     2nd

4

Quartile     3rdQuartile

2 4thQuartile

Companies

(*)Repsol YPF, Total, Eni, STATOIL, Conoco Phillips, BP, Shell, Chevron Texaco, Occidental     Source: Companies Strategic Presentations

Profitable Growth

To Improve Margin per barrel

Brent : 18 US$/ bbl

Base 2002 = 100 (w/o crisis)

+ 10%

2002      2007

Improved margin per barrel

Profitable Growth

Oil andGas Production

+ 13.3%

1,000     1,133

2002     2003     KBEO/D

Profitable Growth

Oil Product Sales

+ 7.0%

  3% Argentina

50,091     53,577       4% Spain

  27% Rest of World

2003     2002     Kt

Profitable Growth

Profitable Growth

Petrochemical Product Sales

+ 13.6%

4,007 3,526

2002      2003     Kt

Diversification

Oil andGas Production

28%     33%     44%

72%     67%     56%

2002      2003     2007

Argentina     Rest of World

Diversification

Saudi Arabia

Diversification

Mexico, Burgos Basin

Reynosa Monterrey Block

Diversification

Mexico, LazaroCardenas

Gas Demand

2003     14.4

2010E     23.3

BCM/YR

4-10 bcm/yr Regasification Terminal

Source: Estimate REPSOL YPF

Value Creation

ROACE 2003

18.6%

10.4%

Reported     Adjusted(1)

(1)Adjusted: Before goodwill amortization.  Calculations basedon Spanish GAAP

Innovation and Technology

Innovation and Technology

Innovation and Technology

Innovation and Technology

Innovation and Technology

Innovation and Technology

Innovation and Technology

Prestige

Responsabilidad Corporativa

Vision and Strategy

•  To be an international oil and gas company, perceived with admiration, and focused on customer service and value operation

Commitments                                                                               Ethical Values                                                                            Professional Values

• With Shareholders                                                                    • Integrity                                                                                   • Leadership

• With Clients                                                                             • Transparency                                                                            • Oriented to results

• With Associates and Suppliers                                                    • Responsability                                                                          • Innovative

• With Society                                                                             • Security                                                                                    • Oriented to Client

Corporate Responsability

Strategic Pillars

•                       Environmental Protection

•                       To Continue improving labor relations

•                       Specific measures to collaborate in improving society

Corporate Responsability

Corporate Responsability

Environment

Labor Relations

Social activities and cultural sponsorship

Corporate Responsability

Results

Ramón Blanco

Chief Operating Officer

Results

Net Result     Adjusted result

+ 17.9% +3.5%

2,676 1,952     2,020     2,269

2002      2003     2002     2003

M€

Results

Reported      Adjusted

Adjustments

Operating Income     16.2%     57.3%

  Gas Natural Consolidation Net Income     3.5%     50.7%

  Incometax AdjustedNet      17.9%     66.7%       Euro/Dollar Effect Income Cash flowaftertaxes-7.2%     30.2%

Results

Operating Income

+16.2%

  Recovery of Argentine Economy

  Strengthof oil prices 3,860 3,323       Improvedrefining margins

  Chemicals in low cycle

  Strong growth in volumes

M€     2002      2003

Exploration and Production

Exploration and production

Operating Income

+31.8%

  Increased Production

  Higher realisation prices for both 2,352 1,785     crude andoil gas

  Despite depreciation of dollar versus euro

M€     2002     2003

Exploration and production

Liquids realisation price

$/BBL  VS  €/BBL

+23.2%

-2.5%

25.52

20.69     22.58     22.01

2002     2003     2002      2003

Exploration and production

Natural Gas realisation price

+35.4%

1.07 0.79

2002     2003     US$/Mscf

Exploration and production

Gas prices in Argentina

-41.8%

1.46

0.85 0.69

2001      2002     2003     US$/Mscf

Exploration and production

Oil and Gas production

Increases in: 1,133       Trinidad & Tobago 1,000       Argentina 1.7%     594       Bolivia 584

  Libya

  Spain

29.3%     539

416

  Ecuador

Liquids     2002     2003     KBEO/D

Gas

2002     8 5%

5,261

operated reserves audited  Reserves

Exploration and production

2003     5,433

MBED     +3.3%

Exploration and production

Reserves replacement 2001-2003

491 1,640

-1,149

Replacement ratio       +143%

Production     Increasein reserves     Net growth     MBOE

Exploration and production

Lifting costs

-33%

2.57

1.48     1.72

2001      2002     2003     US$/BOE

Exploration and production

Cost efficiency

12

8

5.9

4

2.7

Average D+D     Replacement cost     US$/BOE

Industry average range: 2000-2002 (PFC)     Repsol YPF: Average 2001-2003

Exploration and production

Diversification

Morocco     Algeria USA

Mexico

Trinidad & Tobago

Sierra Leone Venezuela

Ecuador     Ecautorial Guinea

Bolivia

Exploration and production

Trinidad & Tobago

Venezuela

Exploration and production

Mexico

Exploration and production

Ecuador

Exploration and production

USA

Exploration and production

Bolivia

Exploration and production

Algeria

Exploration and production

Sierra Leone

Exploration and production

Ecuatorial Guinea

Exploration and production

Morocco

Exploration and production

Outlook 2004

Libya

Mexico     Cuba     Saudi Arabia Trinidad & Tobago

Ecuatorial Guinea

Brazil

Refining and Marketing

Refining and Marketing

Operating Income

+40%

  Improvement of refining margins 1,196       Increase in refinedvolume 854       Increase in product sales

2002     2003     M€

Refining and Marketing

Refining margin performance

$/BBL  VS  €/BBL

+ 70.9% + 105.8%     3.19

2.82 1.55     1.65

2002      2003      2002      2003

Refining and Marketing

Destillation Capacity

Spain 59%

Installed Capacity: 1,234 kbp/d

Peru54%

Brazil2 Refineries

Argentina50%

Refining and Marketing

Processed crude oil

+4.9%

50.90     53.40

2002     2003     Mt

Refining and Marketing

Refining capacity utilization

89

87%

86 86%

83

2002     1Q 03     2Q 03     3Q 03      4Q 03     2003

Refining and Marketing

Service Stations

Strengthen control over ownnetwork

Commercial margins in Spainsimilar to2002

Improvedmargins in Argentina as a result of onpassingto retail prices effectof peso devaluation

Growth of Non-Oil and launchof new products and services

Refining and Marketing

Growth in Non-Oil business

Refining and Marketing

Oil product sales

+ 7.0%

  4% Spain

50,091     53,577       3% Argentina

  27% Rest of world

2002     2003     Kt

Refining and Marketing

LPG Results

-19.6%

59

52 255

205

2003     2002     M€

Latin America

Refining and Marketing

LPG Results

-1.4%

3,237     3,193

2002     2003     Kt

Refining and Marketing

Outlook 2004

To increase Group’s conversion capacity

• Mild Hydrocracker in Puertollano

• Vaccuum visbreaking unit in Peru

To increase Non-Oil activities and customer loyalty programs

Chemicals

Chemicals

Operating Income

+59.8

155       Improved margins

97   Increased sales

  Cost controls

2002     2003     M€

Chemicals

Petrochemical product sales

+ 13.6%

3,526     4,007

2002      2003     Kt

Chemicals

2004 Outlook

Solid position in internationalmarkets

Optimizecost structure

• Vaccuum visbreaking unit in Peru

To maintain integration with Refining and Exploration and Production

Gas and Power

Gas and Power

Operating Income

Consolidation effects

  Changes in consolidation of Enagas

  New tariffscheme in Spain 373       Reclassificationof results from LatinAmericanaffiliates

-18.5%

260     212

2002      2003     M€

Gas and Power

Gas and Power

Outlook  2004

Construction of 4thtrain in Trinidad & Tobago

Start up of LazaroCardenas project

LPG operations in North American basin

Development of integrated projects in Persian Gulf andNorth Africa

Financial Performance

Financial Performance

Invesments

E&P

57%

3,837     R&M 2,673

Chemicals     G&P

2002      2003     M€

Financial Performance

Net Debt   variation 2003

572        667      4,477      7,472     3,642

5,047          1,275     220

Dec.02     Net      €/$      Divest.     Invest.     Dividends     Other     Dec.03     M€ Cash Flow

Financial Performance

Net debt ratio

42.9%     Net Debt/Capitalization

29.2%

21.9%

StrategicPlan     25% Target     16,555 15%

7,472     5,047

Dec 01     Dec 02     Dec 03     M€

Net Debt     Net Debt Ratio

Financial Performance

Financial Costs

-400 -786

-49.1%

M€ 2002      2003

Maintaining sustained and profitable growth

Improving efficiency and productivity

Investment discipline

Continued profitable growth

Obtaining privileged competitive position

Alfonso Cortina Chairman & CEO

Paid to shareholders

Dividend

+ 29.0% Final     0.20

0.31     Interim

0.20

2002     2003     € / Share

Corporate Governance

In 2003 a new corporate governance code was introduced that     was complemented by different procedures from the Board’s commissions:

  Aldama Report

  Transparency Law

  Sarbanes Oxley Act

Corporate Governance

4 April 2003. Annual General Shareholders meeting approves Board of Directors code

July 2003. Board approves new internal rules of conduct for Repsol YPF Group with respect tostock markets

November 2003. Approved Ethics and Conduct code for all employees of Repsol YPF Group

February     2004. Changes     in company     website     to     meet transparency law requirements.

Compensation for attendance

0.02 €     per share

Shareholders Proposals

General Shareholders Meeting 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	April 7, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer